Exhibit 99.1

Canadian Zinc Drill Program at South Tally Pond Project, Central Newfoundland

•	New drill targets outlined by ground geophysical surveys and EM modelling
•	5,000 metres planned at Lemarchant Zn-Pb-Cu-Ag-Au Deposit

CZN-TSX
CZICF-OTCQB

VANCOUVER, Feb. 2, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") has started a diamond drilling exploration program at the Company's wholly-owned South Tally Pond zinc-lead-copper-silver-gold project in central Newfoundland where ground magnetic and electromagnetic ("EM") geophysical surveys completed in late 2016 have outlined new drill targets in three priority areas including Lemarchant North, Spencers Pond and Lost Pond. (A map showing property, deposit and prospect locations mentioned in this press release will be posted on the Company's website www.canadianzinc.com shortly).

The South Tally Pond project is host to the Lemarchant massive sulphide deposit, a significant precious metal-rich copper-lead-zinc volcanogenic massive sulphide ("VMS") resource with expansion potential as well as numerous other drill-ready targets.

2017 Winter Drill Program

The 2017 winter drill program will consist of up to 5,000 m in 16 diamond drillholes and is designed to test for mineralized extensions to the Lemarchant massive sulphide deposit immediately along the strike and up-dip of the currently defined Lemarchant resource. Included in the planned drill program is initial drill testing of a newly defined EM target at the Spencers Pond prospect, located along strike, approximately 2 km southwest of the Lemarchant deposit.

2016 Ground Geophysical Program

The 2016 geophysical program at the South Tally Pond project focused on the Lemarchant North, Spencers Pond and Lost Pond target areas with the aim of defining new drill targets. Magnetometer surveys were carried out in all three areas and merged with historical magnetic survey data where available. Plate modeling of the surface EM data outlined conductive trends in all three areas and identified new drill targets that will be drill tested.

At Lemarchant North, the target area is immediately north of the Lemarchant deposit where the surface EM survey outlined a north trending, moderately east dipping conductor over a 600 m strike length. The conductive trend is interpreted to be related to near surface mudstone horizon based on several drillholes previously completed along the first 200 m of the conductor, but which has not been drill tested over the entire conductor length.

At Spencers Pond, two near surface, parallel conductive trends that dip moderately to the northwest have been identified over a 600 m strike length. Two shallow, historic drillholes were previously drilled in this area, one of which intersected pyritic, graphitic mudstone with a similar hydrothermal geochemical signature to that which overlies the Lemarchant deposit.

At Lost Pond, the surface EM survey outlined two conductive trends over an approximately 800 m strike length that dip moderately to the northwest. Three historic drillholes in the more northern of the two conductive trends intersected graphitic mudstones with similar hydrothermal geochemical signatures to that which overlie the Lemarchant deposit.

South Tally Pond Project

The South Tally Pond project covers approximately 13,700 hectares and is located in a proven mining district in the same productive volcanic belt as the past-producing Duck Pond Cu-Zn Mine, owned by Teck Resources. The Lemarchant deposit is situated 20 km southwest of the Duck Pond Mine. An initial NI 43-101 mineral resource estimate completed on the Lemarchant deposit in 2012 reported an Indicated Resource of 1.24 million tonnes with an average grade of 5.45% Zn, 0.58% Cu, 1.19% Pb, 1.01 g/t Au and 59.17 g/t Ag; and an Inferred Resource of 1.34 million tonnes with average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

Tulks South Project

In 2016, Canadian Zinc also completed a gravity geophysical program at the Tulks South project, which covers approximately 17,000 hectares and hosts the Boomerang-Domino and Tulks East deposits and other prospects. A ground gravity survey covering roughly 7 km2 was completed over the Tulks West Cu prospect and Dragon Pond Cu prospects where massive sulphide boulders containing up to 10.3% Cu have been located in these prospect areas.

At the Dragon Pond Cu prospect, a linear gravity high was detected over an approximately 1000 m strike length. At Tulks West, a broad gravity anomaly is associated with a short strike length (400 m) airborne EM anomaly that has not been drill tested. Both areas will be followed up with field work, which is expected to begin in the spring and could include diamond drill testing.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit). The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility. Canadian Zinc is participating in an RDC-funded research program to determine the technical and economic viability of utilizing a central milling facility.

Cautionary Statement – Forward-Looking Information
This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is a Qualified Person as defined by NI 43-101 and has reviewed and approved the contents of this press release.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 02-FEB-17